September 7, 2006

Mr. Don Walker

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	IBERIABANK Corporation
Form 10-K filed March 15, 2006
File No. 000-25756

Dear Mr. Walker:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 6, 2006, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

In some of our responses, we have agreed to revise the disclosure in our future filings. We are doing that in the spirit of cooperation with the Staff. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

1)	We note that you have a line item in your schedule of investments representing US Treasury and agency securities. Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line item as obligations of the US Treasury. Please revise future filings to separately present the obligations of the US Treasury and US government sponsored entities.

We will revise future filings to separately present the Company’s US Treasury and US government sponsored entities holdings.

2)	You disclose in your Statement of Cash Flows proceeds from the sales of held-to-maturity securities during 2005 and 2004. Please revise future filings to disclose the requirements of paragraph 22 of SFAS 115 and tell us how you determined the circumstances, leading to the sales, met the criteria of paragraph 8 of SFAS 115.

For any future sales of held-to-maturity securities, we will disclose the requirements of paragraph 22, as follows:

•	the amortized cost amount of the sold security,

•	the related realized or unrealized gain or loss recorded on the sale, and

•	the circumstances leading to the decision to sell the security.

With respect to the Company’s 2005 and 2004 sales of held-to-maturity securities, paragraph 8 of SFAS 115 was not applicable as each of these sales met the criteria of SFAS 115, paragraph 11. In accordance with paragraph 11, these transactions were considered maturities rather than sales for purposes of SFAS 115 because the securities sold were near their respective maturities or call dates such that the interest rate risk had been substantially eliminated as a pricing factor and/or the Company had already collected at least 85% of the principal outstanding prior to each of the sales. Thus, paragraph 8, which identifies circumstances whereby a held to maturity security’s transfer shall not be considered to be inconsistent with the security’s original classification, was not applicable to these transactions.

3)	For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please tell us the following information:

•	Clearly explain the terms of the hedged items;

At December 31, 2005, the Company had two types of cash-flow hedging arrangements in effect. The first type was a “plain-vanilla non-structured” interest rate swap against floating rate debt and accounted for $66.7 million in notional value and 11 individual transactions with maturities varying between 2 and 10 years. All of the transactions of this type are similar in their structure and are indexed to LIBOR. The second type was also a “plain-vanilla non-structured” interest rate swap against an identical interest swap with Money Center Banks in the United States and accounted for $11.7 million in notional value and 4 individual transactions with maturities varying between 2 and 10 years. All of the transactions of this type are similar in their structure and are indexed to LIBOR.

•	Clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged item; and

Under both types of arrangements mentioned above, the Company has entered into hedging transactions where the terms of each transaction and related derivative match identically. The matching terms of the transactions and related derivatives include the following: notional/principal amount, contract termination dates, maturity dates, rate reset dates, floating rate index base (LIBOR), interest payment dates, floating rate repricing dates, the interest accrual base as well as any cap or floor ranges.

There are no prepayment options on any of the derivatives.

•	For each hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

At the inception of each hedge transaction the Company prepares documentation on each derivative entered into to fulfill the documentation requirements necessary to use the “short-cut” method of SFAS 133 and in particular the requirements outlined under paragraph 68. The transactions, as described above, are specifically tailored to meet the criteria to assume no ineffectiveness. To fulfill the requirements under paragraph 68 the following conditions listed have been fulfilled on the derivatives:

a.	The notional amount of the swap matches the principal amount of the interest-bearing asset or liability.

b.	The fair value of the swap at its inception is zero.

c.	The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

d.	The interest-bearing asset or liability is not prepayable.

e.	Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

f.	All interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

g.	There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. In that case, the swap must have a floor or cap on the variable interest rate that is comparable to the floor or cap on the variable-rate asset or liability.

h.	The repricing dates match those of the variable-rate asset or liability.

i.	The index on which the variable rate is based matches the index on which the asset or liability’s variable rate is based.

Additionally, on a quarterly basis the Company prepares documentation to support the continuing presumption of no ineffectiveness.

In responding to the comments noted above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of disclosures filed under Form 10-K,

•	SEC Staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to our Form 10-K filings and

•	We may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United3 States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in this area and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

/s/ Anthony J. Restel
Anthony J. Restel
Executive Vice President and Chief Financial Officer

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